Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

October 6, 2010

BY EDGAR AND FEDEX

Mr. Jay Williamson

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, DC 20549

Re:	Vera Bradley, Inc.

Registration Statement on Form S-1 (File No. 333-167934)

Amendment No. 5 filed on October 6, 2010

Dear Mr. Williamson:

On behalf of Vera Bradley, Inc. (the “Company”), enclosed for your review is Amendment No. 5 to the Company’s Registration Statement on Form S-1 (Registration No. 333-167934) (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2010, amended by Amendment No. 1 to the Registration Statement filed with the Commission on August 13, 2010, amended by Amendment No. 2 to the Registration Statement filed with the Commission on September 7, 2010, amended by Amendment No. 3 to the Registration Statement filed with the Commission on September 24, 2010 and amended by Amendment No. 4 to the Registration Statement filed with the Commission on October 1, 2010. An electronic version of Amendment No. 5 concurrently has been filed with the Commission through its EDGAR system. The enclosed copy of Amendment No. 5 has been marked to reflect changes made to Amendment No. 4 to the Registration Statement.

As previously discussed, the Company intends to print its preliminary prospectus on October 6, 2010 from Amendment No. 5 and commence its road show on October 8, 2010.

Mr. Jay Williamson

October 6, 2010

If you have any questions regarding Amendment No. 5, please call me at (312) 558-6061 or, in my absence, Steven J. Gavin at (312) 558-5979.

Respectfully submitted,

/s/ Arlene K. Lim

Arlene K. Lim

Enclosures

cc:	Pam Howell

Raj Rajan

Brian Bhandari

Patrick Daugherty (Foley & Lardner LLP)